SNOWDEN ACCOUNT SERVICES LLC

(A wholly owned subsidiary of Snowden Capital Partners, LLC)
Statement of Financial Condition
Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934
December 31, 2019

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68188

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/19_____ AND ENDING _____12/31/19_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Snowden Account Services LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Madison Avenue, 9th Floor
(No. and Street)

New York   NY   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matt Seeman   (646) 214-7048
                                        (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

1411 Broadway, 23rd Floor   New York   NY   10018
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

Snowden Account Services LLC
(A wholly owned subsidiary of Snowden Capital Partners, LLC)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Members' Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
     under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements and Information Relating to Possession
or
     Control Requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
     Pursuant to Rule 15c3-1 (included with item (g))
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
     Condition With Respect to Methods of Consolidation.
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
     the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ] Rule 15c3-3 Exemption Report

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



AFFIRMATION

I, Matt Seeman, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Snowden Account Services LLC. at December 31, 2019, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO and FINOP
Title

Subscribed and sworn
to before me 02|19|2020

DOROTHY V LABATTAGLIA
Notary Public – State of New York
NO. 01LA6367587
Qualified in Kings County
My Commission Expires Nov 20, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Snowden Account Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Snowden Account Services LLC (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

New York, New York

February 19, 2020

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Snowden Account Services LLC
(A wholly owned subsidiary of Snowden Capital Partners, LLC)

Statement of Financial Condition
December 31, 2019

Assets	
Cash	$ 1,333,096
Due from clearing broker (including deposit of $254,172)	845,223
Accounts receivable	140,262
Prepaid expenses and other assets	112,397
Total assets	$ 2,430,978

Liabilities and Member's Equity	
Liabilities	
Due to related parties	$ 580,105
Accounts payable and accrued expenses	107,764
Deferred clearing fee credit liability	250,000
Total liabilities	937,869
Member's equity	1,493,109
Total liabilities and member's equity	$ 2,430,978

The accompanying notes are an integral part of the statement of financial condition

1. Nature of operations

Snowden Account Services LLC (the "Company") a wholly owned subsidiary of Snowden Capital Partners, LLC (the Parent") is a limited liability company ("LLC") that was formed under the laws of the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Industry Investor Protection Corporation ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB").

The Company is engaged in business as a securities broker dealer, providing placement services in publicly traded securities, mutual funds, municipal bonds, and variable annuities for individual investors, primarily through referrals from an affiliated company, Snowden Capital Advisors, LLC ("SCA") a registered investment advisor. Another affiliate, Snowden Insurance Services ("SIS") is licensed to sell insurance products. SCA and SIS are also wholly owned subsidiaries of the Parent.

The Company does not handle cash or securities on behalf of customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of presentation and use of estimates
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Commission receivable
Commissions receivable represent commissions earned on securities transactions. Fees receivable represent fees due on annuity contracts. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2019, the commissions receivable of $845,223, which includes a clearing deposit of $254,172 was pursuant to these clearing agreements.

2. **Summary of Significant Accounting Policies (continued)**

Income taxes
The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual members for federal, state and certain local income taxes. The Company has no tax sharing arrangement with the Parent and accordingly has no commitment to fund or receive amounts for any tax liabilities or benefits with earnings of the Company. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

3. **Deposit with Clearing Broker**

The Company has a fully disclosed Clearing Agreement with Pershing, LLC ("Clearing Broker") to carry its account and the accounts of its customers. The Company has a required deposit of $254,172 and incurs a monthly minimum clearing fee paid to the clearing firm in accordance with the fully disclosed Clearing Agreement.

In conjunction with the renegotiation of the clearing agreement, the clearing broker made a noninterest bearing advance to the Company in the amount of $500,000. The advance has been recognized as a liability and is being amortized on a straight-line over the term of the clearing agreement as a reduction of clearing costs. As of December 31, 2019, the balance of the liability was $250,000 and is included in deferred clearing fee credit liability on the statement of financial condition.

4. **Transactions with related parties**

Under a Service Level Agreement with SCA, the Company was charged 35% of the expenses incurred for Corporate Level salaries, rent, telephone and IT, consulting, legal, and travel and entertainment expenses, and 35% of Advisor Level occupancy expenses. During the year ended December 31, 2019, this amounted to charges totaling $2,771,990. Additionally, the Company reimburses SCA, as a common paymaster, for the compensation of the Company's financial advisors. For the year ended December 31, 2019, the Company reimbursed SCA the aggregate amount of $3,291,748 as compensation of the Company's financial advisors. At December 31, 2019, the Company owed SCA a balance of $521,893 for unpaid charges.

SIS, in its capacity as a licensed insurance broker, facilitates some of the transactions for the Company. At December 31, 2019, the Company owed SIS a balance of $185 for unpaid charges.

During 2019, the Company collected fees on behalf of SCA in the amount of approximately $13,329,751 of which $58,027 remains outstanding to SCA at December 31, 2019.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

5. Regulatory requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of approximately $1,238,000 which exceeded the required net capital by approximately $1,138,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing broker.

6. Concentration of credit risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

The Company maintains several bank accounts at financial institutions. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000. At times during the year ended December 31, 2019, cash balances held in financial institutions were in excess of FDIC insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

7. New Accounting Pronouncement

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to United States generally accepted accounting principles ("U.S. GAAP") an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses. The ASU is also intended to reduce the complexity of U.S. GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. The new CECL standard is effective for annual reporting periods beginning after December 15, 2019, and interim periods therein. Management has evaluated the effect of adopting the new standard and expects the impact to the Company's financial statements to be minimal.

8.   **Subsequent events**

The Company has evaluated events through the issuance date of these financial statements for items requiring recording or disclosure in the financial statement. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statement.